

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Glade M. Knight
Chief Executive Officer
Apple REIT Eight, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re:** **Apple REIT Eight, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and**
> **June 30, 2010**
> **File No. 000-53175**

Dear Mr. Knight:

   We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Accounting Branch Chief